

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2023

John Lorbiecki
Chief Financial Officer
Aclarion, Inc.
8181 Arista Place, Suite 100
Broomfield, Colorado 80021

      Re: Aclarion, Inc.
          Registration Statement on Form S-1
          Filed December 11, 2023
          File No. 333-275989

Dear John Lorbiecki:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Juan Grana at 202-551-6034 with any questions.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Industrial Applications and Services

cc: James H. Carroll